UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2019

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson January Trading Update (Unaudited)
16th January 2019	Pearson, the world's learning company, is today providing an update on full year 2018 trading and giving preliminary guidance for 2019. Full year results will be announced on 22 February 2019.
Highlights
Underlying profit growth driven by continued strategic progress in 2018

Expect to deliver adjusted operating profit of £540m-£545m for 2018, in line with guidance of £520m to £560m
●            Adjusted earnings per share of 70.0p-71.0p reflecting one-off tax benefits and a lower finance charge as disclosed in Pearson's Q3 trading update.
●            Total underlying revenues were down 1% year on year, with declines in US Higher Education Courseware (US HECW) of 5% and US K12 courseware largely offset by the rest of the business growing in aggregate at over 1%.
●            Revenue in North America declined 1%, Core was flat and Growth was up 1%.
●            Strong balance sheet with closing net debt at 31 December 2018 expected to be around £200m (2017: £432m).
Digital transformation progressing to plan
●            US HECW digital revenue grew 2% to represent 55% of sales (50% in 2017).
●            Direct to consumer sales grew 8% to 23% in US HECW.
●            Signed a further 192 Inclusive Access institutions in 2018 taking the total to nearly 700.
Continuing strong performance in structural growth opportunities
●            Online Program Management (OPM) saw 14% growth in global course registrations and revenue growth of 9%.
●            Connections Academy, Pearson's K12 virtual schools business, grew revenues 8%.
●            In English, Pearson Test of English Academic grew test volumes by 30%.
●            In Professional Certification revenues grew 4%.
Simplification on course to deliver cost savings slightly ahead of expectations
●            Cost efficiency programme ahead of plan in 2018 with incremental cost savings of around £130m and restructuring costs1 of around £100m.
●            Now expect to deliver increased annualised cost savings1 in excess of £330m by the end of 2019. One-off restructuring costs will rise with this to around £330m. This is ahead of our original plan of £300m in savings and costs.
●            US K12 Courseware continues to be held for sale.
2019 outlook2 - further financial and strategic progress
●            Expect to deliver 2019 adjusted operating profit of between £590m to £640m.
●            Expect US HECW revenue to be zero to down 5% as underlying pressures continue, and for the rest of the business to show continued growth in aggregate with a good performance in each of the structural growth opportunities: OPM, Virtual Schools, Professional Certification and English.
●            This guidance is based on existing portfolio and exchange rates as at 31 December 2018. Expect a net interest charge of c.£30m, a tax rate of 21% and adjusted earnings per share of 56.5p to 62.0p.

John Fallon, Chief Executive said:
"We have made good progress in 2018, returning Pearson to underlying profit growth. We are also building a platform to enable Pearson to achieve its full digital potential, empowering more people around the world to learn the knowledge and skills to flourish in the changing world of work. There is much still to do, but we are increasingly confident in Pearson's potential to grow and prosper."

Financial impact
We maintain a strong balance sheet with closing net debt at 31 December 2018 expected to be around £200m. This equates to a net debt to EBITDA ratio of c.0.3x and c.1.5x on a simplified credit agency view adjusting for leases and other items.

Impact of IFRS 16 - Leases
All 2019 guidance provided in this statement is on a pre-IFRS 16 basis.

IFRS 16 is the new lease standard which will replace IAS 17 and is applicable for financial years commencing on or after 1 January 2019, and hence will first apply to the Group for its financial year ending 31 December 2019.

The standard will result in the operating lease expense being replaced by finance costs and depreciation which will reflect the corresponding lease liabilities and right of use assets that will now be recognised on the balance sheet.

Full details will be given at our FY18 results on 22 February.

Notes
Throughout this announcement: growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude both currency movements, portfolio changes and accounting changes. The latter impact is not material.

1 Based on December 2018 exchange rates versus prior guidance at December 2016 exchange rates. The impact of FX rates would be to slightly reduce savings on a like for like basis. A significant part of costs and savings from the restructuring programme are US Dollar denominated and in other non-Sterling currencies and are therefore subject to exchange rate movements over the implementation timeframe.
2 2019 guidance excludes the impact of our adoption of IFRS 16 Leases for the year ended December 2019. Full details of the impact of IFRS 16 will be presented with our preliminary results on 22 February.

Analyst and investor conference call details
We will hold a conference call at 08.30am today 16 January to discuss this trading update. A replay will be available soon after on our website www.pearson.com.

Contacts
Investor Relations	Jo Russell, Tom Waldron, Anjali Kotak	+44 (0) 207 010 2310
Media	Tom Steiner	+44 (0) 207 010 2310
Brunswick	Charles Pretzlik, Nick Cosgrove, Simone Selzer	+44 (0) 207 404 5959
Webcast details URL for international dial in numbers
Analyst and investor conference call details:United Kingdom Toll-Free: 08003589473
United Kingdom Toll: +44 3333000804
PIN: 13546259#
Audience URL: https://event.on24.com/wcc/r/1913033-1/52A244363540280035B71F7EEA20102C?partnerref=rss-events

http://events.arkadin.com/ev/docs/NE_W2_TF_Events_International_Access_List.pdf

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearson.com/corporate/investors.html). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 16 January 2019
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary